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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2__)*

THE STEPHAN CO.

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

858603 10 3

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(CUSIP Number)

ANCORA CAPITAL INC

ATTN: RICHARD BARONE

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

September 8, 2004

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

21920

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

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10

SHARED DISPOSITIVE POWER

21920

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21920

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.50

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

104201

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

114000

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

104201

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10

SHARED DISPOSITIVE POWER

114000

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218201

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99

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14

TYPE OF REPORTING PERSON*

IA

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

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D’s filed by the undersigned on July 22, 2004 and August 16, 2004. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 4.

Purpose of Transaction

Item 4 is hereby replaced with the following:

“The Filing Persons (“Ancora”) acquired shares to establish investment positions in the Issuer (“Stephan” or the “Company”). Subject to market conditions and other factors, Ancora may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

We are pleased with management’s decision to cancel the planned buyout of the Company and to pay a dividend of $2 per share to Stephan shareholders. However, we continue to have significant concerns regarding the CEO’s compensation arrangement and golden parachute, and the lack of independence (and outside shareholder representation) of the Board of Directors. While we applaud the rise in share price, we believe management should take further action to remedy these issues and to make the Company more shareholder friendly.

Merlin Partners (“Merlin”), a private investment partnership managed by Ancora Advisors as its General Partner, is continuing to contemplate the nomination of five Board members at the upcoming annual meeting. In order to protect our right to nominate directors at the annual meeting, it is necessary that we take the steps necessary to ensure we continue to have this option. On September 8, 2004, Merlin sent a letter to the Corporate Secretary of the Company outlining its intention to nominate five individuals to the Board of Directors. The letter is intended to serve as a “Shareholder Nomination Notice” in accordance with Section 3.6.2 of the Company’s bylaws. This letter is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety. In compliance with Section 3.6 of the Company’s bylaws, the letter sets forth:

(i)

the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

(ii)

The class and number of shares of stock held of record, owned beneficially and represented by proxy by such shareholder as of the record date by such shareholder as of the record date of the meeting (if such date shall then have been made publicly available) and of the date of the Shareholder Nomination Notice;

(iii)

A representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

(iv)

A description of all arrangements or understandings between such shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such shareholder;

(v)

Such other information regarding each nominee proposed by such shareholder as would be required to be included in the proxy statement filed pursuant to the proxy rules of the Commission (SEC); and

(vi)

The consent of each nominee to serve as a director of the Company if so elected (these consents have been provided directly to the Secretary of the Company; consents are not included in this filing).

It is our understanding that, according to Section 3.6.1 of the Company’s bylaws, this notice must be delivered personally to, or be mailed to and received by the Secretary of the Company at the principal executive offices of the Corporation, not less than 50 days nor more than 75 days prior to the meeting. Considering the Company’s announcement that the annual meeting of shareholders will be held on November 10, 2004, we believe our notice is timely and our nominations should move forward with no technical impediments related to failure to comply with the Company’s bylaws. We have also instructed the Company to advise us immediately if the Issuer believes our notice is deficient in any way so that we can promptly cure any deficiency.

Recent sales of holdings by Ancora reflect our fiduciary duty to adjust risk in certain portfolios which we manage. These sales do not reflect a belief that management has taken all of the actions necessary to ensure that recent stock levels are sustainable. We reserve the right to continue to add to or reduce our position based on market activity. This market activity will have an impact on our ability and willingness to proceed with the nomination of directors.”

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the previous text with the following:

Set forth below for the Filing Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of September 8, 2004 and the percentage of the Shares outstanding represented by such ownership (based on 4,369,557 shares outstanding):

Name:

No. of Shares

Percent of Class

Ancora Securities Inc(1)

21,920

0.50%

Richard Barone(2)

0

0.00%

Ancora Mutual Funds(3)

21,000

0.48%

Ancora Managed Accounts(4)

174,000

3.98%

Merlin Partners, L.P. (5)

23,201

0.53%

Total

240,121

5.50%

(1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

(2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

(3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone’s positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 21,000 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

(4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone’s position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 174,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

(5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors’ being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone’s position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 23,201 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.


Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.

Richard Barone

Date: 09/08/2004

by: /s/Richard A. Barone

Richard A. Barone


EXHIBIT A

THE STEPHAN CO. (TSC)

SECURITY CROSS REFERENCE (PURCHASES/SALES SINCE LAST FILING)

Date		Unit
Bought/Sold	Quantity	Cost

8/16/2004	2,000	4.873
8/20/2004	1,020	4.84
8/20/2004	100	4.85
8/20/2004	100	4.85
8/20/2004	1,000	4.89
8/25/2004	100	4.83
8/25/2004	200	4.95
8/26/2004	-1,700	6.1488
8/26/2004	-1,500	6.15
8/26/2004	-1,000	6.17
9/3/2004	-2,000	6.786
9/3/2004	-2,000	6.70
9/3/2004	-5,000	6.90
9/3/2004	-5,000	6.90
9/3/2004	-2,000	6.8275
9/3/2004	-2,000	6.875
9/3/2004	-4,000	6.85
9/3/2004	-2,000	6.706
9/7/2004	-700	6.96
9/7/2004	-100	6.90
9/7/2004	-1,000	6.802
9/7/2004	-600	6.80
9/7/2004	-400	6.77
9/7/2004	-1,000	6.614

	-27,480